# BREN VENTURES, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8-67245 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bren Ventures LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

590 Madison Avenue, 21st Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jon Bren | (212) 644-8899 | jbren@brenventures.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, and middle name)

| 232 Madison Avenue, Ste 1200 | New York | NY | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2003 | 921 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Jon Bren, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bren Ventures LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE L KATTER
Notary Public - State of New York
NO. 01KA6304948
Qualified in New York County
My Commission Expires Jul 11, 2026

Signature:

Title:
President

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BREN VENTURES LLC

## TABLE OF CONTENTS

**HOROWITZ & ULLMANN, P.C.**
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bren Ventures LLC

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Bren Ventures LLC ("the Company") as of December 31, 2023, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

Horowitz & Ullmann, P.C.

New York, NY
February 21, 2024

# BREN VENTURES LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2023

### ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $45,566 |
| Accounts Receivable | 15,497 |
| Prepaid expenses | 3,371 |
| Total current assets | 64,434 |
| **TOTAL ASSETS** | $ 64,434 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable and Accrued Expenses | $ 29,563 |
| **TOTAL LIABILITIES** | $ 29,563 |
| **MEMBER'S EQUITY** | 34,871 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $64,434 |

See independent auditor's report and accompanying notes to financial statements.

**BREN VENTURES LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | |
|---|---|
| **REVENUES** | |
| Consulting Fee income | $ 137,997 |
| Total Income | $ 137,997 |
| **EXPENSES** | |
| Professional fees | 111,602 |
| Travel | 53,850 |
| Meals and entertainment | 18,757 |
| Insurance | 21,731 |
| Office Expense | 10,920 |
| Auto expense | 8,647 |
| Regulatory fees & expenses | 5,102 |
| Technology | 2,035 |
| Dues & subscriptions | 3,697 |
| Rent | 2,054 |
| Total expenses | 238,395 |
| **NET LOSS FOR THE YEAR** | $ (100,398) |

See independent auditor's report and accompanying notes to financial statements.

# BREN VENTURES LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2023

| | |
|---|---|
| **MEMBER'S EQUITY** – beginning of year | $ 57,269 |
| **NET LOSS FOR THE YEAR** | (100,398) |
| **CONTRIBUTIONS FROM MEMBER** | 78,000 |
| **MEMBER'S EQUITY** – end of year | $ 34,871 |

See independent auditor's report and accompanying notes to financial statements.

**BREN VENTURES LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Loss | $ (100,398) |
| Adjustments to reconcile net loss to net cash used for operating activities: | |
| Changes in assets and liabilities: | |
| Increase in Accounts Receivable | (411) |
| Increase in Accounts Payable and Accrued Expenses | 1,214 |
| Increase in Prepaid Expenses | (547) |
| Total Adjustments | 256 |
| **Net Cash used for operating activities** | **(100,142)** |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Contributions from Member | 78,000 |
| Net Cash Provided by Financing Activities | 78,000 |
| Net decrease in cash | (22,142) |
| Cash - beginning of year | 67,708 |
| Cash - end of year | 45,566 |

See independent auditor's report and accompanying notes to financial statements

## NOTES TO FINANCIAL STATEMENTS

### 1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is considered a "Non-Covered" Firm exempt from 17 C.F.R. §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers. It also receives fees for private placement advisory services.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principal of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services.

The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance and subject to certain benchmarks. Fees for private placement advisory services are recorded when earned. Revenues are received on either a monthly or quarterly basis depending on the terms of the contract with the customers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent events:
Management has evaluated subsequent events through February 21, 2024, which is the date the financial statements were available to be issued.

## NOTES TO FINANCIAL STATEMENTS

### 3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2023. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

### 4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

The Company is subject to New York City Unincorporated Business Taxes ("UBT"). There is no UBT expense for the year ended December 31, 2023.

The Company's income tax returns for 2020, 2021, and 2022 are subject to examination by tax authorities, generally for three years after they were filed.

### 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2023, the Company's net capital exceeds such capital requirements by $11,003, and the ratio of aggregate indebtedness of $29,563 to its net capital of $16,003 is 1.847 to 1.

### 6. COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from an office that is leased on a month-to-month basis.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial conditions, results of operations, or cash flows of the Company.

### 7. CONCENTRATION RISK

A significant portion of the Company's revenues were derived from one customer, pursuant to a contract that expired in 2023. The contract was not renewed.

Schedule I

**BREN VENTURES LLC**
**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**
**DECEMBER 31, 2023**

| | |
|---|---|
| **MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION** | $ 34,871 |
| Less: Nonallowable assets: | |
| Accounts Receivable | ( 15,497) |
| Prepaid expenses | ( 3,371) |
| **NET CAPITAL** | $16,003 |
| Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater) | ( 5,000) |
| **EXCESS NET CAPITAL** | $ 11,003 |
| **AGGREGATE INDEBTEDNESS** | |
| Accounts Payable and Accrued Expenses | $ 29,563 |
| **6 2/3% OF AGGREGATE INDEBTEDNESS** | $ 1,971 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 1.847 to 1 |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by Bren Ventures LLC with the unaudited Form X-17A-5 Part II Filing as of December 31, 2023

See independent auditor's report and accompanying notes to financial statements.

**BREN VENTURES LLC**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**DECEMBER 31, 2023**

The Company has no reserve deposit obligations under SEC 15c3-3 ( e ) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2023.

**BREN VENTURES LLC**
**INFORMATION RELATING TO THE**
**POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**DECEMBER 31, 2023**

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a “non-covered” firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the year ended December 31, 2023.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EXEMPTION REPORT UNDER RULE 15C3-3**

To the Member of
Bren Ventures LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Bren Ventures LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bren Ventures LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bren Ventures LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Horowitz & Ullmann, P.C.

New York, NY
February 21, 2024

**Bren Ventures, LLC**
**Exemption Report**

Bren Ventures, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 2023 without exception.

Bren Ventures LLC

By: 

Title: Jon Bren, President

Date: February 21, 2024